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                            March 15, 2023

       Anuj Kumar Sethi
       Principal Financial Officer
       Yatra Online, Inc.
       Gulf Adiba, Plot No. 272
       4th Floor, Udyog Vihar, Phase-II
       Sector-20, Gurugram - 122008
       Haryana , India

                                                        Re: Yatra Online, Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed August 1,
2022
                                                            File No. 001-37968

       Dear Anuj Kumar Sethi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Certain Non-IFRS Measures, page 115

   1.                                                   We note you present the
non-GAAP measure, Adjusted Revenue, for each of your
                                                        segments and in total
and that it is derived by adding customer promotional expenses to revenue and subtracting
service cost related to your Hotels and Packages Segment. Please address the following
points:

                                                              As it appears the
adjustments to calculate Adjusted Revenue have the effect of presenting revenue
on a basis other than IFRS, tell us how you considered Question
                                                            100.04 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                            Interpretations and
concluded that Adjusted Revenue does not substitute individually tailored revenue
recognition and measurement methods for those of IFRS;
 Anuj Kumar Sethi
Yatra Online, Inc.
March 15, 2023
Page 2

                Tell us why service cost is deducted from revenue to arrive at a non-IFRS measure of revenue. In this regard, we note that Adjusted Revenue does not appear to be a measure of revenue as it contemplates a non-revenue line item in the calculation.
Notes to the Consolidated Financial Statements
5. Segment Information, page F-28

2.       We note you disclose    segment revenue    for the purpose of
presenting your    segment
         results   , which appears to be your measure of segment profit or loss under IFRS 8. Please
         address the following points:

                Confirm that segment results is your measure of segment profit or loss;

                Provide us your basis under IFRS 8 to support your presentation of segment revenue.
              In this regard, we note that in determining segment revenue, you exclude promotional expenses that are recorded as a reduction of revenue under IFRS15.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.



FirstName LastNameAnuj Kumar Sethi                            Sincerely,
Comapany NameYatra Online, Inc.
                                                              Division of
Corporation Finance
March 15, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName